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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Tennant Company
(Exact name of Registrant as specified in its charter)

Minnesota	41-0572550
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
701 North Lilac Drive P.O. Box 1452 Minneapolis, Minnesota	55440
(Address of principal executive offices)	(Zip Code)

    If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. /x/

    If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, par value $0.375 per share	NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.  Description of Registrant's Securities to be Registered.

    This registration statement relates to the registration with the Securities and Exchange Commission of shares of Common Stock, par value $0.375 per share (the "Common Stock"), of Tennant Company, a Minnesota corporation (the "Registrant"). The Registrant's authorized capital stock consists of 30,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, par value $0.02 per share (the "Preferred Stock").

Common Stock

    As of September 30, 2000, there were 9,035,875 shares of Common Stock outstanding, held of record by approximately 3,800 persons.

    Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the Registrant's shareholders. All shares of Common Stock rank equally as to voting and all other matters. The shares of Common Stock have no preemptive or conversion rights, have no redemption or sinking fund provisions, are not liable to further call or assessment, and are not entitled to cumulative voting rights.

    Subject to the prior rights of holders of Preferred Stock, the holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Registrant out of funds legally available for dividends.

    Upon a liquidation of the Registrant, creditors and holders of Preferred Stock with preferential liquidation rights will be paid before any distribution to holders of Common Stock. The holders of Common Stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

    There are currently no shares of Preferred Stock outstanding, although there are currently reserved for issuance up to 9,635,875 shares of Series A Junior Participating Preferred Stock (the "Junior Participating Preferred Stock") issuable under the Rights Agreement referred to below under "Shareholder Rights Plan".

    The Registrant's Restated Articles of Incorporation empower the Board of Directors to issue the undesignated Preferred Stock from time to time in one or more series. The Board may also fix the designation and relative rights and preferences of each such series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock without any further action by the Registrant's shareholders. The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of new Preferred Stock could have the effect of delaying or preventing a change in control of the Registrant or make removal of management more difficult. Additionally, the issuance of new Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of the Common Stock. Any issuance of new Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the Registrant's outstanding voting stock.

Shareholder Rights Plan

    On November 19, 1996, the Board of Directors approved a Shareholder Rights Plan providing for a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding on December 23, 1996 or in the future. Each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Junior Participating Preferred Stock at a price of $100 per one one-hundredth of a share of Junior Participating Preferred Stock, subject to adjustment. The Rights are not exercisable or transferable apart from the Common Stock until the earlier of (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Stock), or (ii) the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Stock (or such later date as may be determined by the Board of Directors of the Registrant prior to a person or group of affiliated or associated persons becoming an Acquiring Person). If a person or group becomes an Acquiring Person, each Right entitles its holder (other than the Acquiring Person and certain affiliated persons) to acquire Common Stock of the Registrant at one-half price. If the Registrant is acquired in certain mergers or similar transactions, each Right entitles its holder (other than the Acquiring Person and certain affiliated persons) to acquire common stock of the acquiring company or its affiliate at one-half price. At no time do the Rights have any voting power. The Rights may be redeemed by the Registrant for $.01 per right at any time prior to a person or group acquiring 20% or more of the Common Stock. The 20% thresholds do not apply to stock ownership by or on behalf of employee benefit plans. Under certain circumstances, the Board of Directors may exchange the Rights for Common Stock or reduce the 20% thresholds to not less than 10%. The Rights will expire on December 23, 2006, unless extended or earlier redeemed or exchanged by the Registrant.

Potential Anti-Takeover Effect of Provisions of Charter Documents and Minnesota Law

    Provisions of the Restated Articles of Incorporation and By-Laws of the Registrant and of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of the Registrant's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Registrant, if the Board determines that such a takeover is not in the best interests of the Registrant and its shareholders. However, these provisions could have the effect of discouraging attempts to acquire the Registrant which could deprive its shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

    Under the Restated Articles, the Board of Directors is classified into three classes of directors, and directors may be removed by shareholders only by a vote of holders of at least 75% of the voting power. The Restated Articles also require a vote of holders of at least 75% of the voting power to change the number of directors, unless such change is approved by a majority of the Board. Certain "Related Person Business Transactions" require a vote of holders of at least two-thirds of the voting power. The Restated Articles establish advance notice procedures with regard to the nomination of candidates for election as directors. For the shareholders to call a meeting to take action concerning a business combination, the By-Laws require that holders of at least 25% of the voting power must join in the request. The By-Laws also establish procedures, including advance notice procedures, with regard to shareholder proposals.

    Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of the Registrant's voting stock from a person other than the Registrant, and other than in connection with certain mergers and exchanges to which the Registrant is a party, resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority vote of the Registrant's shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by the Registrant within 30 days after the acquiring person has failed to deliver a timely information statement to the Registrant or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the Registrant, or any subsidiary of the Registrant, with any shareholder that purchases 10% or more of the Registrant's voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the Registrant's Board of Directors before the interested shareholder's share acquisition date.

    Section 302A.675 of the Minnesota Statutes generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover offer with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of the Registrant's Board of Directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Transfer Agent and Registrar

    Wells Fargo Bank Minnesota, National Association is the transfer agent and registrar for the Registrant's Common Stock.

Item 2.  Exhibits.

    Not applicable.

SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TENNANT COMPANY
Dated: October 16, 2000	By	/s/ JAMES J. SEIFERT James J. Seifert Vice President, General Counsel and Secretary

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SIGNATURE